EXHIBIT 99.1

SAP Reports 2002 Third Quarter Operating Margin Improved Significantly

WALLDORF— October 17, 2002 — SAP AG (NYSE: SAP) today announced its financial results for the third quarter ended September 30, 2002. Operating income for the third quarter of 2002 increased significantly to €336 million (2001: €159 million). Third quarter operating income, before charges for stock-based compensation programs and acquisition related costs, improved from the previous year to €316 million (2001: €201 million). The third quarter operating margin, before stock based compensation and acquisition related charges, increased to 19% (2001: 12%).

Sales improved slightly in the third quarter compared to the same period last year to €1.7 billion (2001: €1.65 billion). License revenues were €435 million (2001: €447 million). Net income for the third quarter of 2002 was €202 million (2001: €37 million), or €0.65 per share (2001: €0.12 per share). Excluding extraordinary gains, acquisition charges and other impairment costs of minority investments (including Commerce One), net income for the third quarter of 2002 was €228 million (2001: €86 million), or €0.73 per share (2001: €0.27 per share).

The Company has been committed to reducing costs and to allocating resources to match the longer term IT spending patterns of its customers. Thus far, the Company has met with success in its cost reduction and efficiency improvement program. Additionally, the sales pipeline remains strong and the Company expects that it will continue to gain market share. On the other hand the overall political and economic environment is currently unpredictable and it is difficult to forecast revenues. As a result, the Company removed its previous revenue guidance for 2002 and is not providing additional revenue guidance at this time. However, SAP expects its operating margin, excluding stock-based compensation and acquisition related charges, to improve at least one percentage point over the 20% achieved in 2001 even if 2002 revenues remain relatively flat compared to 2001 revenues.